Exhibit 8.1

List of Principal Subsidiaries of the Registrant

Wholly Owned Subsidiary	Jurisdiction of Incorporation
Connect Biopharma HongKong Limited	Hong Kong
Connect Biopharm LLC	United States
Connect Biopharma Australia PTY LTD	Australia
Suzhou Connect Biopharma Co., Ltd.	People’s Republic of China
Connect Biopharma (Beijing), Ltd	People’s Republic of China
Connect Biopharma (Shanghai), Ltd	People’s Republic of China
Connect Biopharma (Shenzhen), Ltd	People’s Republic of China